LEGEND MARKETING CORP.
873 East 14th Street
North Vancouver, British Columbia
Canada V7L 2P5

January 7, 2008

BY COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010
USA

Attention:       Colin Webster, Staff Attorney

Dear Sirs/Mesdames:

Re:	Legend Marketing Corp.
Pre-effective Amendment #2 to Registration Statement on
Form SB-2/A
Filed November 1, 2007
File No. 333-141222

Thank you for your letter of November 30, 2007 with respect to the Pre-effective Amendment #2 to Form SB-2 (the “Form SB-2”) filed by Legend Marketing Corp. (the “Company”). We enclose our response to your comments and four blacklined copies of our further amendment to the Form SB-2. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of November 30, 2007.

Prospectus Summary, page 5

1.

We note your response to prior comment number two. Please further revise your summary to clarify the role you play in promoting and marketing your client’s (and prospective clients’) magazine and print media by briefly disclosing the steps you take to increase the number of subscribers, such as direct mail and the other methods detailed on page 22. Furthermore, please revise your disclosure to state whether your contract with NUVO Magazine is an exclusive arrangement for you to market and promote the magazine.

Response:

We have revised our disclosure to disclose briefly the steps we take to increase the number of subscribers for our current and future independently published magazine clients. We have also revised our disclosure to state that our contract with NUVO Magazine is an exclusive arrangement for us to market and promote the magazine.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 ww.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

2.

We note that your contract with NUVO Magazine was extended to December 31, 2007. Please file the agreement governing the extension as an exhibit to the registration statement. In an appropriate location in the prospectus, please address whether you are currently negotiating another extension and the likelihood that you will be able to extend the agreement with NUVO Magazine. If doubt exists as to whether you will obtain an extension, please provide a risk factor discussion relating to the possible loss of your only client and MD&A disclosure about the impact such a loss would have on your results of operations.

Response:

We have entered into a second amending agreement with NUVO Magazine to extend the term of the contract to December 31, 2009. We have filed both the first amending agreement and the second amending agreement as exhibits to the registration statement.

Risk Factors, page 6

3.

We note your response to prior comment number four. Please either revise your added risk factor, or add a new risk factor, to include the risks associated with the costs the company will incur as a result of being a public company, including the costs associated with the preparation and filing of annual periodic reports, if material. This disclosure should explain how these costs may affect your company and any investors.

Response:

We have added a new risk factor addressing the risks associated with the costs we will incur as a result of being a public company, including the costs associated with the preparation and filing of annual and periodic reports.

Use of Proceeds, page 12

4.

We note your revisions in response to prior comment number six that you utilized the $113,250 received in the private placement for “basic working capital,” including travel expenses, office supplies, etc. Please revise your MD&A disclosure to provide more detail as to how you used the funds raised in the private placement.

Response:	We have revised our disclosure to provide more details on how we utilized the proceeds received in our private placement.

Directors, Executive Officers, Promoters and Control Persons, page 18

5.

We note your response to prior comment number nine. In your disclosure, you state that Mr. Perrotta’s positions held with the company are as “President, Secretary, Treasurer and Director.” However, on the signature page, Mr. Perrotta is also designated as the company’s “Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer.” Please revise your disclosure on page 18 to provide all positions and offices held by Mr. Perrotta. See Item 401(a) of Regulation S-B.

Response:	We have revised our disclosure to provide all positions and offices held by Mr. Franco Perrotta in our company.

Description of Business, page 21

6.

We note your response to prior comment number 10. In your response, you stated that you enclosed copies of the internet printout for the data cited. However, we are unable to locate these materials. Please provide us with marked copies of the materials supporting your data.

Response:	The statistics referred to in this paragraph can be found in an article published at the following URL address:
http://findarticles.com/p/articles/mi_m3374/is_6_24/ai_85285883/print.

7.

We note your response to prior comment number 11. Please revise your registration statement to disclose the relationship between Mr. Perrotta and his father-in-law, the owner of NUVO Magazine, including prominent disclosure in your prospectus summary.

Response:

We have revised our registration statement to disclose the relationship between Mr. Perrotta and his father-in-law, the owner of NUVO Magazine, including prominent disclosure in our prospectus summary.

8.

We note your response to prior comment number 12. Please specifically disclose what steps you have taken in the past, and plan to take in the next twelve months, to acquire new clients. Do you plan on being in this stage for the next twelve months? If so, does this mean you do not plan on having any new clients for the next twelve months? Please elaborate as to what specific steps you have taken, and will take, to acquire new clients.

Response:

We have revised our registration statement to add information relating to steps we have taken in the past and the steps we plan to take in the next twelve months to acquire new clients. We also stated in our disclosure that we plan to remain in this stage for the next twelve months and we do not anticipating having any new clients for the next twelve months.

Management’s Discussion and Analysis, page 23

9.

We note your response to prior comment number 14. Please provide, if practicable, an estimate of the costs and expenses you plan to incur over the next twelve months as a result of being a reporting company. In addition, disclose how you plan to satisfy those costs and how the costs will affect your overall business. This disclosure should include a statement explaining that, as a public company, you will be required to file annual and periodic reports with the Commission. Lastly, please disclose whether the company’s private investors had any influence on the company’s decision to go public.

Response:

We have revised our disclosure to include an estimate of the costs and expenses we plan to incur in the next 12 months as a result of being a reporting company. We also disclosed that we plan to satisfy these cost with revenues generated from our business and if our revenues decline, these costs will affect our financial condition adversely. Lastly, we disclosed that our private investors did not have any influence on our decision to go public.

Liquidity and Capital Resources, page 25

10.

In your summary, you state that the contract with your one customer, NUVO Magazine, has been extended until December 31, 2007. However, on page 25, you state that you have “increased the percentage of our advertising revenue from NUVO Magazine to 6.95% for one full year…” You go on to say that “[a]fter that we will further increase our percentage of advertising revenue to 8.95%.” Please explain how you have set terms, for terms beyond December 31, 2007, when your contract with NUVO Magazine expires on December 31, 2007. In addition, please disclose whether these terms are contained in any material contracts between your company and NUVO Magazine.

Response:

We have entered into a second amending agreement with NUVO Magazine to extend the term of our contract to December 31, 2009. We have revised our disclosure to state this and as a result your concerns in this comments should be resolved. We have also disclosed that these terms are contained in the our amending agreement and second amending agreement with NUVO Magazine.

11.

We note your statement that you anticipate that the additional revenue and working capital that you currently have will be sufficient to address your current and ongoing expenses. Please revise this section to disclose how long you believe you can meet these needs.

Response:

We have revised our disclosure to date that we anticipate that the additional revenue and the working capital we currently have will be sufficient for us to address our minimum current and ongoing expenses, continue with marketing and promotion activity connected with the development and marketing of our services for the next 12 months.

Executive Compensation, page 30

12.

Revise the summary compensation table to comply with Item 402(b) of Regulation S-B, as revised. For example, we note that the table does not include a column for the dollar value of total compensation pursuant to Item 402(b)(x) of Regulation S-B. Also provide a narrative description of any material factors necessary to understand the information disclosed in the summary compensation table. See Item 402(c) of Regulation S-B.

Response:

We have revised our disclosure to comply with Item 402(b) of Regulation S-B, as revised. We have also provided a brief narrative description of material factors necessary to understand the information disclosed in our summary table.

13.

We note your response to prior comment number 17. Please further revise this disclosure to clarify whether the compensation paid to Mr. Baessato, being 5 and ½ months of salaries, was for his services as president, secretary and treasurer, or for his services as a director. If this compensation was for his services as a director, please include the terms and amounts of Mr. Baessato’s compensation in the section entitled “Compensation for Directors,” in addition to its current placement in footnote two. In addition, specify that this compensation was for his services as a director during the fiscal year ended April 30, 2006.

Response:	We have revised our disclosure to clarify that the 5 and 1/2 months of salaries we paid to Mr. Baessato was for his services as our President, Secretary and Treasurer and not as a director.

14.

We further note your statement that you reimburse your directors for expenses incurred in connection with attending board meetings, and that, other than this, you did not pay your directors any other fees or cash compensation. However, we also note that you only have one director. Please disclose what types of expenses are incurred by your one director in attending board meetings.

Response:	We have revised our disclosure to disclose that we have not made any reimbursements to our director for any expenses for the fiscal periods ended April 30, 2006, April 30, 2007 and October 31, 2007.

Financial Statements and Notes

Consolidated Statements of Operations, page F-18

15.	We note your presentation of the caption “Net Loss Before Other Item” in the statements of operations. Please revise to re-label it as “Net Loss” to properly reflect the nature of this line item.

Response:	We have revised our statements of operations to change the caption “Net Loss Before Other Item” to “Net Loss”.

Note 2. Summary of Significant Accounting Policies

Use of Estimates, pages F-29 to F-30

16.

We note your disclosures that “[s]ignificant areas requiring the use of management estimates include the determination of environmental obligations, asset retirement obligations, rates for depletion and amortization, the impairment of mineral property interest…” In this regard, explain to us where you have disclosed these accounting policies in the footnotes or in MD&A and where you have accounted for them in the financial statements or revise to remove them in your next amendment to Form SB-2.

Response:

We have revised our disclosure to remove the references to the determination of environmental obligations, asset retirement obligations, rates for depletion and amortization, the impairment of mineral property interest in our “Use of Estimates” sections.

* * * *

We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at (604) 765-0455.

Yours truly,

LEGEND MARKETING CORP.

Per: /s/ Franco Perrotta

Franco Perrotta

cc:	Clark Wilson LLP Attn: L.K. Larry Yen